FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 0-30868

For August 1 to 14, 2002

Crosswave Communications Inc.

(Translation of registrant's name into English)

Crest Yasuda Bldg., 3-21 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crosswave Communications Inc.

Date: August 14, 2002

By:

Koichi Suzuki
President

EXHIBIT 1

CROSSWAVE

For Immediate Release

Crosswave Expanded New Features in Wide-area Ethernet Platform Service

-- Formally Starts Offering 10Mbps and 100Mbps Features --

TOKYO, August 1, 2002 -- Crosswave Communications Inc. ("Crosswave", NASDAQ: CWCI), today announced that the company has expanded service line-ups of its flagship, Wide-area Ethernet Platform service with the formal launch of 10Mbps and 100Mbps connectivity features, starting from August 1, 2002 and from July 1, 2002, respectively.

"Since its launch in 1999, our Wide-area Ethernet Platform service has firmly blazed the trail in the Japanese corporate networking market and is widely recognized as the network system that will succeed replace the traditional ones such as frame-relay or ATM," said Akio Onishi, CEO of Crosswave. "To construct our customers' private network in the most tailored, flexible and efficient manner, we will keep expanding our service lineup and lead the way in the next-generation broadband era in Japan."

[Image of Service Offering and Prices]



Crosswave Data Centers
in Tokyo, Osaka, Nagoya, Sendai and Fukuoka
Crosswave Wide-area Ethernet Platform
100Mbps
JPY 1,100,000 / month
10Mbps
Local access fees are not included in the rate above.
AP
AP
AP
Head Office
Branch
Branch
Branch

About Crosswave

Crosswave Communications Inc. (NASDAQ: CWCI) offers broadband data communication services on Japan's first nationwide fiber-optic network specifically designed and dedicated to data traffic. Crosswave was established in October 1998 by Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective, end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Crosswave Communications Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms Kayoko Miyako
Crosswave Communications Inc. Media/Investor Relations Office
Tel: +81-3-5205-4580 Fax: +81-3-5205-4581 E-mail: press@cwc.co.jp URL: http://www.cwc.co.jp/

###

EXHIBIT 2

CROSSWAVE
COMMUNICATIONS

For Immediate Release

Crosswave Opened a New Liaison Office in Toyota City

TOKYO, August 1, 2002 -- Crosswave Communications Inc. ("Crosswave", NASDAQ: CWCI), today announced that on August 1, 2002 it has opened a new liaison office in Toyota City, Aichi Prefecture. This will be the second base opened in the Aichi Prefecture, following the establishment of its Nagoya branch in October 2001.

"Located at approximately 20 miles east of Nagoya City, Toyota City is a well-known industrial base in Japan, especially for automobiles. Toyota Motor, one of our major shareholders, has had factories there since 1938," said Akio Onishi, CEO of Crosswave. "We expect that the new liaison office set up in Toyota City will help expand our business by enabling us to provide our innovative services to the regions' enterprises including Toyota Motor and its group companies."

The Toyota liaison office is located at Fujikake Tekko Bldg 5F, 4-25-13 Nishi-machi, Toyota City, Aichi, and is headed by Mr. Shinichiro Nakamura.

About Crosswave

Crosswave Communications Inc. (NASDAQ: CWCI) offers broadband data communication services on Japan's first nationwide fiber-optic network specifically designed and dedicated to data traffic. Crosswave was established in October 1998 by Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective, end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Crosswave Communications Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms Kayoko Miyako
Crosswave Communications Inc. Media/Investor Relations Office
Tel: +81-3-5205-4580 Fax: +81-3-5205-4581
E-mail: press@cwc.co.jp URL: http://www.cwc.co.jp/

###

EXHIBIT 3

CROSSWAVE
COMMUNICATIONS

Citigate
Financial
Intelligence

FOR IMMEDIATE RELEASE

CONTACT IN JAPAN
Crosswave Communications Inc.
Kayoko Miyako
Investor Relations/Media Relations
ir@cwc.co.jp
Phone: 81-3-5205-4580

CONTACT IN THE UNITED STATES
Citigate Financial Intelligence
Robin Weinberg
Phone: US 212-688-6840
robin.weinberg@citigatefi.com

Crosswave Continues Steady Revenue Growth in 1Q02

Tokyo, August 13, 2002 / New York, August 12, 2002 – Crosswave Communications Inc. (NASDAQ: CWCI) ("Crosswave"), a pioneer in broadband data communications in Japan, today announced its financial results for the first quarter of its fiscal year ending March 31, 2003 ("fiscal 2002"). All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States for interim financial information. On August 13, 2002 at 9 a.m. ET, Crosswave's President, Koichi Suzuki, CEO Akio Onishi, and CFO Yasuharu Fushimi will host a conference call to discuss the financial results contained in this release. The conference call will be simultaneously webcast at www.vcall.com and the replay will be available at Crosswave's URL: http://www.cwc.co.jp/en/ .

1Q02 Results Summary

- 1Q02 revenues grew steadily to JPY 3,813 million (US$ 31.8 million)(*1), increasing 17.1% from JPY 3,256 million in 4Q01 and 183.1% from 1,347 million in 1Q01. Platform-type Network services, specifically the Wide-area Ethernet Platform service, contributed largely to the increase in total revenues.
- The contracted customer base for Platform-type Network services increased to 252 in 1Q02 from 208 in the previous quarter. Revenue for the quarter from this flagship service recorded a 23.4% increase from 4Q01 to JPY 1,976 million (US$ 16.5 million).
- 1Q02 adjusted EBITDA(*2) improved to a loss of JPY 2,208 million (a loss of US$ 18.4 million) from a loss of JPY 2,467 million in 4Q01. The Company maintains its target to turn adjusted EBITDA positive in the beginning of fiscal 2003.
- 1Q02 net loss increased to JPY 4,145 million (US$ 34.6 million) compared to JPY 4,010 million in 4Q01.

(*1) The translations of Japanese yen amounts into US dollar amounts are included solely for the convenience of readers and have been made at the rate of JPY 119.85 = $1, the approximate rate of exchange on June 28, 2002.
(*2) Adjusted EBITDA represents operating income (loss) before depreciation and amortization.

Overviewand Outlook

Market Overview

"The use of broadband services in Japan continues to expand, and we expect the market to maintain its momentum," said Koichi Suzuki, President of Crosswave. "The corporate customers' demands for renovating their systems and network are continuously increasing, and they look to outsource their systems in order to create greater efficiency. As a result, the overall demand for IT services remains strong. We consider the entry of PoweredCom, an NCC (New Common Carrier) related to regional

power companies, and several legacy carriers such as NTT Communications, Japan Telecom and KDDI, into the Japanese public Ethernet market added proof of the perceived market potential for these services. We welcome these entrants, as they will contribute to the overall expansion of the Ethernet market. In this environment, Crosswave will maintain its leadership position by expanding service lineups and adding various value-added features."

Business Outlook

"The communications and networking needs of each customer vary greatly from one to the next, and we will meet each customer's diverse and specific needs by expanding and developing our service offerings," said Akio Onishi, CEO of Crosswave. "Crosswave's service offerings are unique in that the Company provides value-added services at a lower layer of network and even also at the upper layer of network. For example, we offer fiber-related network integration as well as customized network operations services including IP layers. As a pioneer in the Japanese broadband market, we aim to provide the optimal customized network solutions for our customers. We aim to acquire new contracts and increase our customer base in the coming quarters."

"We are very pleased that our customer base expanded and that we saw steady revenue growth in 1Q02," said Yasuharu Fushimi, CFO of Crosswave. "We believe our adjusted EBITDA was at its lowest point in 4Q01. We maintain our target of adjusted EBITDA to turn positive in early fiscal 2003. To achieve this, we will continue to raise our revenues and closely monitor costs. We expect to see a significant cost improvement beginning in the second half of this fiscal year largely due to the effect of the shift to NNI interconnections."

Discussion with PoweredCom for Possible Integration of Operations

On July 18, 2002, Crosswave, along with Internet Initiative Japan, ("IIJ") announced that Crosswave and IIJ have had discussions with PoweredCom, Inc., a 32.06% owned affiliate of Tokyo Electric Power Company, Incorporated regarding the possibility of integrating the businesses. However, the companies have not yet entered into a memorandum of understanding and the proposed terms of any such memorandum of understanding or of any possible integration have not yet been determined. Crosswave has embarked on discussions with the target of reaching an agreement by the end of December 2002.

1Q02 Operating Highlights

Expansion of "Platform-type Network Services"

In June 2002, Crosswave launched a new platform-type network service called "Wide-area IP Platform service". This service mainly targets corporate customers that have hundreds or thousands of business locations throughout Japan. Chain store operations such as gas stations, convenience stores, restaurants or shops would be potential customers for this service. Crosswave accounts for revenues from this service by combining them with its flagship service, Wide-area Ethernet Platform service, known together as "Platform-type Network services".

In June 2002, Crosswave revised the pricing structure for its Wide-area Ethernet Platform service, which offers various bandwidths from 128kbps to 45Mbps. Under the latest pricing structure, Crosswave offers flat monthly rates for the bandwidth of 128kbps, 512kbps and 1.5Mbps, eliminating the concept of distance-based pricing for

access lines. Concurrently, Crosswave adopted the provision of volume discounts, ranging from 3% to 6%, and long-term-usage discounts ranging from 7% to 11%.

Expanded and Diversified Customer Base

In 1Q02, the total number of customers grew to 271 including 20 network operators, compared to 224 customers in 4Q01. Of the 271 customers, some of which use multiple Crosswave services, and 234 customers use Crosswave's Platform-type Network services such as Wide-area Ethernet Platform service as of June 30, 2002. The Platform-type Network service had an additional 18 customers that already contracted for the service, but were not yet included in the 234 number as service had not yet been provided as of June 30, 2002. Strong relationships with sales partners, including Hitachi, NEC, NTT Data, Fujitsu, and IIJ also contributed to diversifying and expanding the customer base.

Closing of Syndicated Financing Facilities Agreement

In May 2002, Crosswave entered into a syndicated financing facilities agreement with a bank consortium, consisting of Sumitomo Mitsui Banking Corporation, The Sumitomo Trust & Banking Co., Ltd., UFJ Bank Limited and Mizuho Corporate Bank for a total of up to JPY 20 billion. The agreement consists of six-year long-term loans of up to JPY 15 billion, "Tranche A", and a short-term line of credit of up to JPY 5 billion, "Tranche B". As of June 30, 2002, Crosswave had borrowed JPY 5 billion from Tranche A, bearing an interest rate of TIBOR (Tokyo Inter-Bank Offered Rate) plus 2.95% per year.

1Q02 Financial Results

Revenues:

1Q02 total revenues amounted to JPY 3,813 million, an increase of 17.1% from 4Q01 and of 183.1% from 1Q01.

Revenue Breakdown (Unit: JPY million)

	1Q02	*4Q01*	*1Q01*
Platform-type Network services	**1,976**	1,601	434
Total Network services (including Platform-type Network services)	**3,418**	2,863	1,130
Data Center and its related services	**395**	393	217
Total Revenues	**3,813**	3,256	1,347

Total Network services revenues increased to JPY 3,418 million in 1Q02 from JPY 2,863 million in 4Q01 and from JPY 1,130 million in 1Q01. In 1Q02, the Company continued to gain significant revenues from the Platform-type Network services, including the Wide-area Ethernet Platform service, which amounted to JPY 1,976 million, up 23.4% from 4Q01 and up 355.3% from 1Q01. In 1Q02 Platform-type Network services accounted for 51.8% of the total revenues.

Data Center and its related services slightly increased JPY 395 million in 1Q02 from JPY 393 million in 4Q01. In terms of occupancy, some data centers in local cities are already in full operation, and the Company expects to see strong growth in Data Center and its related revenues starting in 4Q02 when its two large-scale data centers located in Yokohama and Kawaguchi launch operation in early 2003.

Operating costs and expenses:
Cost of data communication services increased to JPY 5,400 million in 1Q02 from JPY 5,051 million in 4Q01. The increase of cost of data communication services was primarily due to increases in local access charges.

Depreciation and amortization expenses increased 17.0% from 4Q01 to JPY 1,425 million in 1Q02. The QoQ increase is mainly related to the completed parts of Phase II nationwide network and the equipment needed for NNI (Network-Network-Interface) interconnections.

Sales and marketing expenses decreased 5.1% from 4Q01 to JPY 341 million in 1Q02 mainly due to the decrease of sales promotion expenses.

General and administrative expenses decreased 10.6% from 4Q01 to JPY 280 million in 1Q02 primarily due to the decrease in recruiting expenses.

Net loss:
Net loss for 1Q02 increased slightly to JPY 4,145 million, up 3.4% from JPY 4,010 million in 4Q01. The loss on foreign currency exchange as a result of yen appreciation and increased interest payments for capital leases caused the increase of net loss despite the improved operating loss.

Adjusted EBITDA:
Adjusted EBITDA for 1Q02 improved to a loss of JPY 2,208 million compared to a loss of JPY 2,467 million in 4Q01.

Capital expenditures (*3):
Capital expenditures for the quarter amounted to JPY 5,755 million. Capital expenditures were primarily used for the development of the nationwide network, including the Phase II nationwide network construction, and establishing NNI connections with local access carriers.

(*3) Crosswave defines capital expenditures as expenditures for property and equipment and initial obligations under capital leases and installment loans adjusted for sale and lease/installment back transactions.

Company Information

Crosswave offers broadband data communications services through Japan's first nationwide fiber-optic network specifically designed for the high-speed transmission of data traffic. Crosswave currently operates six data centers nationwide. The Company was established in October 1998 by Internet Initiative Japan Inc., Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, end-to-end data communications services to customers in Japan and to take advantage of demand for broadband data communications networks. Crosswave's executive offices are located at Crest Yasuda Bldg., 3-21, Kanda Nishiki-cho Chiyoda-ku, Tokyo 101-0054.

Certain statements made in this press release that state Crosswave's or its management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on Crosswave's and its management's current expectations, assumptions, estimates and projections about its business and the industry in which it operates. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause Crosswave's actual results to differ materially from those contained in any forward-looking statements. These risks, uncertainties and other factors include: that we have incurred significant losses since our establishment in 1998 and expect to incur losses in the future; that we have a limited operating history and may not be able to successfully implement our business plan: that we may need additional cash to further develop our

network and fund our operations and if we are unable to obtain it, we will not be able to complete our network development plans as scheduled or we will be forced to modify or abandon some or all of our plans; and other risks referred to from time to time in Crosswave's filings with the Securities and Exchange Commission.

Tables to Follow

Appendix 1

CROSSWAVE COMMUNICATIONS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the Three Months Ended Jun 30, 2002, Jun 30, 2001 and Mar 31, 2002
(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD) Except for Per Share and ADS Data) *(1)*

	Year-over-year Comparison						Sequential Comparison		
	Jun 30, 2002			Jun 30, 2001			Mar 31, 2002		
	USD *(1)*	JPY	% of Total Revenues	JPY	% of Total Revenues	YOY Chg %	JPY	% of Total Revenues	QOQ Chg %
Revenues:									
Data communication services	31,812	3,812,652	100.0%	1,346,847	100.0%	183.1%	3,256,270	100.0%	17.1%
Cost and expenses:									
Cost of data communication services	45,058	5,400,162	141.6	2,971,749	220.6	81.7	5,050,590	155.1	6.9
Depreciation and amortization	11,893	1,425,376	37.4	746,763	55.5	90.9	1,218,787	37.4	17.0
Sales and marketing	2,843	340,780	8.9	188,877	14.0	80.4	359,166	11.0	(5.1)
General and administrative	2,337	280,035	7.4	319,178	23.7	(12.3)	313,315	9.7	(10.6)
Total cost and expenses	62,131	7,446,353	195.3	4,226,567	313.8	76.2	6,941,858	213.2	7.3
Operating gain (loss)	(30,319)	(3,633,701)	(95.3)	(2,879,720)	(213.8)	26.2	(3,685,588)	(113.2)	(1.4)
Other income (expenses):									
(Loss) gain on foreign currency exchange	(1,398)	(167,590)	(4.4)	21,486	1.6	(880.0)	21,642	0.7	(874.4)
Other	(2,878)	(344,958)	(9.0)	(118,937)	(8.8)	190.0	(343,097)	(10.5)	0.5
Income (loss) before minority interests and income taxes	(34,595)	(4,146,249)	(108.7)	(2,977,171)	(221.0)	39.3	(4,007,043)	(123.0)	3.5
Minority interests in consolidated subsidiaries	9	1,113	0.0	5,080	0.3	(78.1)	(3,032)	(0.1)	-
Income taxes	-	-	-	-	-	-	-	-	-
Net income(loss)	(34,586)	(4,145,136)	(108.7%)	(2,972,091)	(220.7%)	39.5%	(4,010,075)	(123.1%)	3.4%
Basic and Dilutive Net Loss Per Share		(8,258)		(5,921)			(7,989)		
Basic and Dilutive Net Loss Per ADS Equivalent *(2)*		(41.29)		(29.60)			(39.94)		
Weighted Average Number of Shares		501,960		501,960			501,960		
Weighted Average Number of ADS Equivalents *(2)*		100,392,000		100,392,000			100,392,000		

Note (1):The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Jun 30, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 119.85 = $1, the approximate rate of exchange on Jun 28, 2002.

Note (2):Each ADS is equal to 1/200th of a share of common stock.

CROSSWAVE COMMUNICATIONS

Appendix 2

CROSSWAVE COMMUNICATIONS INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of Jun 30, 2002, Jun 30, 2001 and Mar 31, 2002
(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)) (1)

	Jun 30, 2002			Jun 30, 2001		Mar 31, 2002	
	USD (1)	JPY	%	JPY	%	JPY	%
ASSETS							
Current assets:							
Cash and cash equivalents	57,005	6,832,076	10.2 %	19,026,575	32.0 %	8,675,543	13.8 %
Accounts receivable-net	18,131	2,172,991	3.3	808,324	1.3	1,903,894	3.0
Receivable of proceeds from sale and lease back transactions	14,790	1,772,545	2.7	3,257,541	5.5	941,373	1.5
Other current assets	11,582	1,388,133	2.1	1,209,027	2.0	796,163	1.3
Total current assets	101,508	12,165,745	18.3	24,301,467	40.8	12,316,973	19.6
Property and equipment-net	433,413	51,944,556	78.0	33,315,238	56.0	48,599,299	77.3
Deposits and other assets	20,799	2,492,780	3.7	1,896,102	3.2	1,923,237	3.1
Total	555,720	66,603,081	100.0 %	59,512,807	100.0 %	62,839,509	100.0 %
LIABILITIES AND SHAREHOLDERS' EQUITY							
Current liabilities:							
Capital lease obligations-current portion	37,530	4,497,912	6.8	2,362,798	4.0	3,814,719	6.1
Long-term debt-current portion	2,954	354,031	0.5	290,278	0.5	340,672	0.5
Accounts payable	69,684	8,351,683	12.5	4,382,583	7.4	9,537,552	15.2
Accrued expenses	59,788	7,165,636	10.8	5,854,597	9.8	6,870,406	10.9
Other current liabilities	5,040	604,007	0.9	265,356	0.4	632,821	1.0
Total current liabilities	174,996	20,973,269	31.5	13,155,612	22.1	21,196,170	33.7
Capital lease obligations-noncurrent	166,374	19,939,879	29.9	11,343,537	19.1	17,003,002	27.1
Long-term debt- noncurrent	107,071	12,832,465	19.3	7,848,422	13.2	7,869,864	12.5
Other noncurrent liabilities	487	58,361	0.1	22,163	0.0	50,657	0.1
Total liabilities	448,928	53,803,974	80.8	32,369,734	54.4	46,119,693	73.4
Minority interest	657	78,804	0.1	79,460	0.1	79,917	0.1
Shareholders' equity:							
Common stock	254,439	30,494,526	45.8	30,494,526	51.2	30,494,526	48.5
Additional paid-in capital	154,717	18,542,796	27.8	18,317,795	30.8	18,317,795	29.2
Accumulated deficit	(303,055)	(36,321,133)	(54.5)	(21,751,562)	(36.5)	(32,175,997)	(51.2)
Accumulated other comprehensive income	34	4,114	0.0	2,854	0.0	3,575	0.0
Total shareholders' equity	106,135	12,720,303	19.1	27,063,613	45.5	16,639,899	26.5
Total	555,720	66,603,081	100.0 %	59,512,807	100.0 %	62,839,509	100.0 %

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to Jun 30, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY119.85 =$1, the approximate rate of exchange on Jun 28, 2002.

CROSSWAVE COMMUNICATIONS

CROSSWAVE COMMUNICATIONS INC.

Appendix 3

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the Three Months Ended Jun 30, 2002, Jun 30, 2001 and Mar 31, 2002

(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)) *(1)*

	Jun 30, 2002		Jun 30, 2001	Mar 31, 2002
	USD *(1)*	JPY	JPY	JPY
Operating Activities:				
Net income (loss)	(34,586)	(4,145,136)	(2,972,091)	(4,010,075)
Depreciation and amortization	11,893	1,425,376	746,763	1,218,787
Unrealized foreign currency exchange (gain) loss	1,396	167,372	(22,119)	(31,689)
Minority interest in net income (loss) of consolidated subsidiaries	(9)	(1,113)	(5,080)	3,032
Decrease (increase) in accounts receivable	626	75,068	(164,266)	(294,202)
Decrease (increase) in other current assets	(5,665)	(678,948)	264,576	162,654
Decrease (increase) in other assets	(5,103)	(611,653)	-	-
Increase (decrease) in accounts payable	(4,104)	(491,871)	865,081	665,648
Increase (decrease) in accrued expenses and other current liabilities	2,223	266,417	701,391	206,180
Increase (decrease) in other noncurrent liabilities	64	7,704	7,283	13,929
Net cash provided by (used in) operating activities	(33,265)	(3,986,784)	(578,462)	(2,065,736)
Investing Activities:				
Purchase of property and equipment	(47,966)	(5,748,749)	(3,249,936)	(7,049,714)
Decrease (increase) in other assets, net	(26)	(3,187)	(1,074,636)	342,561
Proceeds from sale and lease/installment back	33,303	3,991,406	438,448	5,526,539
Net cash provided by (used in) investing activities	(14,689)	(1,760,530)	(3,886,124)	(1,180,614)
Financing Activities:				
Proceeds from issuance of stock acquisition right	1,877	225,000	-	-
Proceeds from long-term borrowings	41,719	5,000,000	-	-
Principal payments under capital leases	(8,882)	(1,064,516)	(510,307)	(874,391)
Principal payments under installment loans	(699)	(83,800)	(61,116)	(81,080)
Net cash provided by (used in) financing activities	34,015	4,076,684	(571,423)	(955,471)
Effect of Exchange Rate Changes on Cash	(1,442)	(172,837)	22,733	26,674
Net Increase (Decrease) in Cash and Cash equivalents	(15,381)	(1,843,467)	(5,013,276)	(4,175,147)
Cash and Cash equivalents at Beginning of Period	72,386	8,675,543	24,039,851	12,850,690
Cash and Cash equivalents at End of Period	57,005	6,832,076	19,026,575	8,675,543

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Jun 30, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY119.85 =$1, the approximate rate of exchange on Jun 28, 2002.

CROSSWAVE COMMUNICATIONS